Exhibit 12.1
Statement Regarding Computation of Ratio
Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income before income taxes, income from affiliates and joint ventures and discountinued operations	$14,667	$61,943	$65,273	$54,668	$45,023	$35,072
Fixed charges, as below	7,519	16,412	10,627	4,127	2,369	1,478
Distributed income of equity investees	177	812	1,160	584	430	336
Interest capitalized	-	(909)	-	-	-	-
Total earnings	22,363	78,258	77,060	59,379	47,822	36,886

Fixed charges:
Interest expensed and capitalized	$6,683	$13,435	$9,454	$3,396	$1,791	$996
Rental interest factor	836	2,977	1,173	731	578	482
Total fixed charges	7,519	16,412	10,627	4,127	2,369	1,478

Ratio of earnings to fixed charges	3.0	4.8	7.3	14.4	20.2	25.0